APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wrap-A-Lots LLC
Balance Sheet - unaudited
For the period ended N/A

	Current Period N/A	Prior Period N/A
ASSETS	0	0
Current Assets:	0	0
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-

Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		-	-
TOTAL LIABILITIES & EQUITY		$ -	$ -
Balance Sheet Check		-	-

I, Christian Cameron-Haskins, certify that:

1. The financial statements of Wrap-A-Lots included in this Form are true and complete in all material respects; and
2. The tax return information of Wrap-A-Lots has not been included in this Form as Wrap-A-Lots was formed on 06/18/2020 and has not filed a tax return to date.

Signature

DocuSigned by:

Christian Cameron-Haskins
6943AD944E64463...

Name: Christian Cameron-Haskins

Title: CEO